Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

VIA EDGAR

October 25, 2007

Kathleen Krebs, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Level 3 Communications, Inc.

Definitive Schedule 14A

Filed March 29, 2007

File No. 1-15658

Dear Ms. Krebs:

On behalf of the registrant, Level 3 Communications, Inc. (“Level 3”), I am writing to confirm receipt of your letter dated September 27, 2007, addressed to our chief executive officer James Q. Crowe in which you provided to us the comments of the staff of the Securities and Exchange Commission on the Level 3 filing referenced above.

Based on our telephone conversation, I am writing to confirm that Level 3 will provide its responses to the staff’s comments by November 9, 2007.

If you have any questions, please feel free to contact me directly at 720-888-1000.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein

Senior Vice President